# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veeco Instruments Inc, CIK 0000103145
CUSIP: 922417100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Terminal Drive, Plainview, NY, United States (X1), 11803
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001145443-25-000282
Filed by CIK 0001086888

## Reporting persons
- MANULIFE FINANCIAL CORP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Manulife Investment Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 18,615; shared voting power 0; sole dispositive power 18,615; shared dispositive power 0; aggregate amount beneficially owned 18,615 (0.03% of the class)
- MANULIFE INVESTMENT MANAGEMENT (US) LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,531,978; shared voting power 0; sole dispositive power 2,531,978; shared dispositive power 0; aggregate amount beneficially owned 2,531,978 (4.21% of the class)

## Item 1. Issuer
Name of issuer: Veeco Instruments Inc
Address of issuer's principal executive offices: 1 Terminal Drive, Plainview, NY 11803, United States

## Item 2. Person Filing
Name of person filing: This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC's indirect, wholly-owned subsidiaries, Manulife Investment Management (US) LLC ("MIM (US)") and Manulife Investment Management Limited ("MIML")
Address of principal business office or, if none, residence:
The principal business offices of MFC and MIML are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MIM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.
Citizenship:
MFC and MIML are organized and exist under the laws of Canada.
MIM (US) is organized and exists under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: FI

## Item 4. Ownership
Amount beneficially owned: MIM (US) has beneficial ownership of 2,531,978 shares of Common Stock and MIML has beneficial ownership of 18,615 shares of Common Stock. Through its parent-subsidiary relationship to MIM (US) and MIML, MFC may be deemed to have beneficial ownership of these same shares.
Percent of class: Of the 60,162,510 shares of Common Stock outstanding as of October 30 2025, according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 5, 2025, MIM (US) held 4.21% and MIML held 0.03%.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 3 and 4 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to MIML is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- MANULIFE FINANCIAL CORP: /s/ Graham Miller, Graham Miller / Agent* (02/12/2026)
- Manulife Investment Management Ltd: /s/ Christopher Walker, Christopher Walker / Chief Compliance Officer (02/04/2026)
- MANULIFE INVESTMENT MANAGEMENT (US) LLC: /s/ Paul M. Donahue, Paul Donahue / Chief Compliance Officer (02/10/2026)
Comment: *Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOT Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)